SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	May 3, 2005 at 8.00 GMT

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso Timber to start negotiations with its personnel at Veitsiluoto Sawmill

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that on 10 May 2005 Stora Enso Timber will start negotiations with its personnel at Veitsiluoto Sawmill in Finland as required by the Act on Co-operation within Undertakings. The negotiations will concern temporary lay-offs of the personnel at Veitsiluoto Sawmill for productional and financial reasons, in line with the aims of Stora Enso’s European profit improvement programme. At the same time, Stora Enso Timber is considering all options that would enable the sawmill to resume production on a profitable basis.

Operations at the Veitsiluoto Sawmill are unprofitable owing to high raw material costs, declining prices for Nordic redwood products and high labour costs. The sawmill is modern and efficient, but under current operating conditions there is no significant prospect of an improvement in profitability.

The Veitsiluoto sawmill has 92 employees and an annual production capacity of 300 000 m3 of sawn wood products for the construction and joinery industries and wood products trade.

The outcome of the negotiations will be announced at the latest by mid July.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and about 16.4 million tonnes of paper and board annual production capacity and 7.7 million m3 of sawn wood products, including 3.2 million m3 of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2005	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel